SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                                (Name of Issuer)

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                 James L. Bailey
                  Excelsior Absolute Return Fund of Funds, LLC
                               225 High Ridge Road
                               Stamford, CT 06905
                                 (203) 352-4497

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 14, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $20,000,000.00 (a)     Amount of Filing Fee: $2,354 (b)
--------------------------------------------------------------------------------

(a)   Calculated as the aggregate maximum repurchase price for Interests.

(b)   Calculated at $117.70 per million of Transaction Valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $754.38
      Form or Registration No.:  005-80094
      Filing Party:  Excelsior Absolute Return Fund of Funds, LLC
      Date Filed:  April 14, 2005

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /   third-party tender offer subject to Rule 14d-1.

/X/   issuer tender offer subject to Rule 13e-4.

/ /   going-private transaction subject to Rule 13e-3.

/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1.  SUMMARY TERM SHEET.

         As stated in the offering documents of Excelsior Absolute Return Fund of Funds, LLC (the "Fund"), the Fund is offering to repurchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to repurchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, November 10, 2005, unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose on December 30, 2005 or, if the Offer is extended, on the last business day of the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Interests as of December 30, 2005, during the Fund's audit for its fiscal year ending March 31, 2006, which the Fund expects will be completed by the end of May 2006. This December 30, 2005 net asset value, as reviewed, will be used to determine the final amount paid for tendered Interests.

         Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund accepts that Interest for repurchase, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated September 2, 2003 (the "LLC Agreement")) determined as of December 30, 2005 (or if the Offer is extended, the net asset value determined on the Valuation Date). The Note will be held in a special custody account with PFPC Trust Company ("PFPC").

         If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for repurchase by the Fund (the "Initial Payment") and will be paid to the Member's account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust"), or mailed to the Member if the Member does not have a U.S. Trust account, within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

         The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the next annual audit of the Fund's March 31, 2006 financial statements, over
(b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit. The Contingent Payment will also be deposited into the tendering Member's account at U.S. Trust, or mailed to the Member if the Member does not have a U.S. Trust account.

         A Member that tenders for repurchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of portion of the Interest tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made to the Member's account at U.S. Trust, or mailed to the Member if the Member does not have a U.S. Trust account, within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

         A Member that tenders for repurchase only a portion of such Member's Interest must tender a minimum of $25,000 and will be required to maintain a capital account balance equal to $100,000 or more.

         The Fund reserves the right to repurchase less than the amount tendered by a Member if the repurchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance or if the total amount tendered by Members is more than $20 million. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest for repurchase, the Fund will make payment for Interests it repurchases from one or more of the following sources: cash on hand; withdrawals of capital from investment funds in which the Fund has invested; proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings (which the Fund does not currently intend to do).

         Following this summary is a formal notice of the Fund's offer to repurchase the Interests. The Offer remains open to Members until 12:00 midnight, Eastern Time, Thursday, November 10, 2005, the expected expiration date of the Offer. Until that time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Monday, December 12, 2005, 40 business days from the commencement of the Offer, assuming their Interest has not been accepted for repurchase by the Fund on or before that date.

         If a Member would like the Fund to repurchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to U.S. Trust Hedge Fund Management, Inc., the investment adviser of the Fund (the "Adviser"), 225 High Ridge Road, Stamford, CT 06905, attention Peggy Lynn, or (ii) fax it to U.S. Trust Hedge Fund Management, Inc. at (203) 352-4456, so that it is received before 12:00 midnight, Eastern Time, on Thursday, November 10, 2005. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to the Adviser promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Thursday, November 10,
2005). Of course, the value of Interests will change between September 30, 2005 (the last time prior to the date of the Offer as of which net asset value has been calculated) and December 30, 2005, the date as of which the value of Interests will be determined for purposes of calculating the repurchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates monthly based on the information the Fund receives from the managers of the investment funds in which it invests, by contacting the Adviser at (203) 352-4497 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that, just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on Thursday, November 10, 2005. Also realize that although the Offer expires on Thursday, November 10, 2005, a Member that tenders all or a portion of its Interest will remain a Member with respect to the Interest tendered and accepted for repurchase by the Fund through December 30, 2005, when the net asset value of the Member's Interest tendered to the Fund for repurchase is calculated.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Excelsior Absolute Return Fund of Funds, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (203) 352-4497.

         (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by Members pursuant to the Offer.) As of the close of business on August 31, 2005, there was approximately $245,962,324 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will repurchase up to

$20 million of Interests  that are  tendered  and not  withdrawn as described in
ITEM 1, subject to any extension of the Offer.

         (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Excelsior Absolute Return Fund of Funds, LLC. The Fund's principal executive office is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (203) 352-4497. The investment adviser of the Fund is U.S. Trust Hedge Fund Management, Inc. The principal executive office of U.S. Trust Hedge Fund Management, Inc. is located at 225 High Ridge Road, Stamford, CT 06905, and its telephone number is (203) 352-4497. The Fund's managers ("Manager(s)" or "Board of Managers" as the context requires) are James L. Bailey, Virginia Breen, Jonathan B. Bulkeley and Thomas F. McDevitt. The Managers' address is c/o Excelsior Absolute Return Fund of Funds, LLC, 225 High Ridge Road, Stamford, CT 06905.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will repurchase up to $20 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Thursday, November 10, 2005, (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                 (ii) The repurchase price of Interests tendered to the Fund for repurchase will be their net asset value, determined as of the Valuation Date or, if the Offer is extended, on the last business day of the month in which the Offer expires.

                 Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Interest for repurchase. The Note will be held for the Members in a special custody account with PFPC. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

                 If a Member tenders its entire Interest, the Note will entitle the Member to receive an Initial Payment. Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2006 financial statements, over (b) the

Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2006, the fiscal year end of the Fund.

                 A Member that tenders for repurchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Interest tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

                 Although the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

                 A Member that tenders only a portion of such Member's Interest for repurchase must tender a minimum of $25,000 and will be required to maintain a capital account balance equal to $100,000 or more.

                 A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members from the Fund that will be sent in connection with the Fund's acceptance of tenders of Interest for repurchase are attached hereto as Exhibits A, B, C, D and E, respectively.

                 (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, November 10, 2005.

                 (iv) Not applicable.

                 (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, for the purpose of determining the repurchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the Offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in
Section 7 of the Offer and in the event of such cancellation, not to repurchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or
(c) postpone the acceptance of Interests for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                 (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Thursday, November 10, 2005 and, if the Fund has not accepted such Interest for repurchase, at any time after Monday, December 12, 2005, 40 business days from the commencement of the Offer.

                 (vii) Members wishing to tender an Interest pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to the Adviser, to the attention of Peggy Lynn, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to the Adviser, also to the attention of Peggy Lynn, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by the Adviser, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to the Adviser by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Adviser must also send or deliver the original completed and executed Letter of Transmittal to the Adviser promptly thereafter.

                 Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi). To be effective, any notice of withdrawal must be timely received by the Adviser at the address or fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling the Adviser at the telephone number indicated on page 2 of the Offer. A tender of an Interest properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

                 (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Interests that are tendered when it gives written notice to the tendering Member of its election to repurchase such Member's Interest.

                 (ix) If more than $20 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                 (x) The repurchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Interests are made by new and existing Members on November 1, 2005 and thereafter from time to time.

                 (xi) Not applicable.

                 (xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Interests by the Fund pursuant to the Offer.

                 In general, a Member from which an Interest is repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Interest by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

         (a) (2) Not applicable.

         (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Fund's Confidential Memorandum dated September 2003 (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will repurchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund repurchase Interests from Members twice each year, effective as of the last business day in June and December. The Fund previously offered to repurchase Interests from Members pursuant to written tender offers effective as of December 30, 2004 and June 30, 2005. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Members that hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Interests as of the first day of each calendar quarter, but is under no obligation to do so.

         (c) Neither the Fund nor the Adviser nor the Board of Managers have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Fund) or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser, except that, while candidates to fill a vacancy are being considered, Mr. Bailey is serving as an interim Manager until such vacancy is filled; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance all or a portion of the repurchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections
(6), (7) and (8) of Regulation M-A ss.229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Fund expects that the repurchase price for Interests acquired pursuant to the Offer, which will not exceed $20 million (unless the Fund elects to repurchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

         (b) Neither the Fund nor the Adviser nor the Board of Managers have determined at this time to borrow funds to repurchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the repurchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on August 31, 2005 estimated values, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Interests:

             (i) Lee Gardella, a Senior Vice President of U.S. Trust and Co-Chief Executive Officer of the Fund, owns through the Lee Gardella, IRA $27,834.28 (less than 1%) of the outstanding Interests;

             (ii) James L. Bailey, the principal Manager and Co-Chief Executive Officer of the Fund, and Chief Operating Officer of U.S. Trust, owns $218,908.78 (less than 1%) of the outstanding Interests;

             (iii) Kristina H. McDonough, a Managing Director of U.S. Trust, owns $111,337.10 (less than 1%) of the outstanding Interests;

         None of the foregoing persons have decided to tender any of their Interests at this time.

         (b) Other than the acceptance of subscriptions for Interests as of October 3, 2005, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the period from December 1, 2003 (commencement of operations) to March 31, 2004, previously filed on EDGAR on Form N-CSR on June 8, 2004; and

         Audited financial statements for fiscal year ended March 31, 2005, previously filed on EDGAR on Form N-CSR on June 8, 2005.

             (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Fund does not have shares, and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (1) None.

             (2) None.

             (3) Not applicable.

             (4) Not applicable.

             (5) None.

         (b) None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

         A. Cover Letter to the Offer and Letter of Transmittal.

         B. The Offer.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC


                                          By:   /s/ James L. Bailey
                                                --------------------------
                                                Name:  James L. Bailey
                                                Title: Principal Manager

October 14, 2005

                                  EXHIBIT INDEX

EXHIBIT

A        Cover Letter to the Offer and Letter of Transmittal.

B        The Offer.

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

               Cover Letter to the Offer and Letter of Transmittal



            [Excelsior Absolute Return Fund of Funds, LLC Letterhead]

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
               THIS IS SOLELY A NOTIFICATION OF THE FUND'S OFFER.

October 14, 2004

Dear Member:

         We are writing to inform you of important dates relating to an offer by Excelsior Absolute Return Fund of Funds, LLC (the "Fund") to repurchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors (the "Offer"). If you are not interested in selling your Interest at this time, please disregard this notice and take no action.

         The Offer period will begin at 12:01 a.m., Eastern Time, on Friday, October 14, 2005. The purpose of the Offer is to provide liquidity to members of the Fund holding Interests. Interests may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

         NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME. IF YOU DO NOT WISH TO SELL YOUR INTERESTS, SIMPLY DISREGARD THIS NOTICE.

         Should you wish to tender your Interest or a portion of your Interest for repurchase by the Fund during this Offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax (if by fax, please deliver an original, executed copy promptly thereafter). All tenders of Interests must be received by the Fund's adviser, U.S. Trust Hedge Fund Management, Inc., in good order by November 10, 2005. Please note that the enclosed postage-paid envelope is provided for convenience, neither the Fund nor its adviser can guarantee that the package will be received by November 10, 2005. If you are concerned about the timely delivery of this Letter of Transmittal, you are encouraged to fax the Letter of Transmittal (by November 10, 2005) prior to mailing it.

         If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer, or call Peggy Lynn at (203) 352-4497.

Sincerely,

Excelsior Absolute Return Fund of Funds, LLC

                                    EXHIBIT B

                                    The Offer


                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                               225 High Ridge Road
                               Stamford, CT 06905

              OFFER TO REPURCHASE UP TO $20 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED OCTOBER 14, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, NOVEMBER 10, 2005,
                          UNLESS THE OFFER IS EXTENDED

Dear Member:

         Excelsior Absolute Return Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase and the related Letter of Transmittal (which together constitute the "Offer") up to $20 million of interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value, determined as of December 30, 2005, if the Offer expires on Thursday, November 10, 2005. If the Fund elects to extend the tender offer period, for the purpose of determining the repurchase price for tendered interests, the net asset value of such interests will be determined at the close of business on the last business day of the month in which the Offer actually expires. (As used in this Offer, the term "Interest" or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer, which is being made to all Members, is conditioned on a minimum of $25,000 in Interests being tendered by a Member tendering only a portion of an Interest for repurchase, and is subject to certain other conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of September 2, 2003 (the "LLC Agreement").

         Members should realize that the value of the Interests tendered in this Offer will likely change between September 30, 2005 (the last time net asset value was calculated) and December 30, 2005, when the value of Interests tendered to the Fund for repurchase will be determined for purposes of calculating the repurchase price of such Interests. Members tendering all or a portion of their Interests should also note that they will remain Members with respect to the Interests tendered and accepted for repurchase by the Fund through December 30, 2005, the valuation date of the Offer when the net asset value of their Interest is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact U.S. Trust Hedge Fund Management, Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Members desiring to tender all or any portion of their Interests for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.

                                    IMPORTANT

         Neither the Fund, nor its investment adviser nor its Board of Managers make any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

         Because each Member's investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

         This transaction has neither been approved nor disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange Commission nor any state securities commission have passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

         Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Adviser:




                                    U.S. Trust Hedge Fund Management, Inc.
                                    225 High Ridge  Road
                                    Stamford, CT  06905
                                    Attn:  Peggy Lynn

                                    Phone: (203) 352-4497
                                    Fax:   (203) 352-4456

                                TABLE OF CONTENTS


1.   Background and Purpose of the Offer.......................................6
2.   Offer to Repurchase and Price.............................................7
3.   Amount of Tender..........................................................8
4.   Procedure for Tenders.....................................................8
5.   Withdrawal Rights.........................................................9
6.   Repurchases and Payment...................................................9
7.   Certain Conditions of the Offer..........................................11
8.   Certain Information About the Fund.......................................12
9.   Certain Federal Income Tax Consequences..................................13
10.  Miscellaneous............................................................13
11.  Financial Information....................................................14

                               SUMMARY TERM SHEET

          o As stated in the offering documents of Excelsior Absolute Return Fund of Funds, LLC (hereinafter "we" or the "Fund"), we will repurchase your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, November 10, 2005 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The net asset value will be calculated for this purpose on December 30, 2005 or, if the Offer is extended, on the last business day of the month in which the Offer actually expires (the "Valuation Date").

          o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of Interests as of December 30, 2005 during the Fund's audit for its fiscal year ending March 31, 2006, which the Fund expects will be completed by the end of May 2006. This December 30, 2005 net asset value, as reviewed, will be used to determine the final amount paid for tendered Interests.

          o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or the portion of your Interest above the minimum required capital account balance. If you tender your entire Interest (or a portion of your Interest) and we accept that Interest for repurchase, we will give you a non-interest bearing, non-transferable promissory note (the "Note") that will be held for you in a special custody account with PFPC Trust Company ("PFPC") and will entitle you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Liability Company Agreement dated September 2, 2003 (the "LLC Agreement")), determined as of December 30, 2005 (or if the Offer is extended, the net asset value determined on the Valuation Date).

          o If you tender your entire Interest, the Note will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest (the "Initial Payment") which will be paid to your account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust"), or mailed to you if you do not have a U.S. Trust account, within 30 calendar days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to finance the repurchase of Interests, ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.

          o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's next annual audit. The Contingent Payment will also be paid to your U.S. Trust account, or mailed to you if you do not have a U.S. Trust account.

          o If you tender only a portion of your Interest, the Note will entitle you to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the portion of the Interest and will be paid to your account with U.S. Trust, or mailed to you if you do not have a U.S. Trust account, within 30 calendar days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the repurchase of Interests, within ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.

          o If you tender only a portion of your Interest, you are required to tender a minimum of $25,000 and you must maintain a capital account balance of $100,000 or more. We reserve the right to repurchase less than the amount you tender if the repurchase would cause your capital account to have less than the required minimum balance or if the total amount tendered by members of the Fund ("Members") is more than $20 million.

          o If we accept the tender of your entire Interest or a portion of your Interest, we will pay the proceeds from: cash on hand; withdrawals of capital from the investment funds in which we have invested; the proceeds from the sale of securities and portfolio assets held by the Fund; and/or borrowings (which we do not currently intend to do).

          o Following this summary is a formal notice of our offer to repurchase your Interest. This Offer remains open to you until 12:00 midnight, Eastern Time, on Thursday, November 10, 2005, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after December 12, 2005, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for repurchase by the Fund on or before that date.

          o If you would like us to repurchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to our investment adviser, U.S. Trust Hedge Fund Management, Inc. (the "Adviser"),

               225 High Ridge Road, Stamford, CT 06905, attention Peggy Lynn, or
               (ii) fax it to the Adviser at (203) 352-4456, so that it is received before 12:00 midnight, Eastern Time, on Thursday,
               November 10, 2005. If you choose to fax the Letter of Transmittal, you should mail the original Letter of Transmittal to the Adviser promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern Time, on Thursday, November 10, 2005. Of course, the value of your Interests will change between September 30, 2005 (the last time net asset value was calculated) and December 30, 2005, when the value of your Interest will be determined for purposes of calculating the repurchase price to be paid by us for your Interest.

          o If you would like to obtain the estimated net asset value of your Interest, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Adviser at (203) 352-4497 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          o Please note that, just as you have the right to withdraw the tender of your Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on Thursday, November 10, 2005. Also realize that although the Offer expires on November 10, 2005, you will remain a Member with respect to the Interest (or portion thereof) you tendered that is accepted for repurchase by the Fund through December 30, 2005, when the net asset value of your Interest is calculated.

         1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated September 2003 (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the board of managers of the Fund (each a "Manager," and collectively, the "Board of Managers") has the discretion to determine whether the Fund will repurchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members twice each year, effective as of the last business day of June and December. The Fund previously offered to repurchase Interests from Members pursuant to written tenders effective as of December 30, 2004 and June 30, 2005. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of Members in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Fund making an offer to repurchase Interests from time to time in the future, but the Fund is not required to make any such offer.

         The repurchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Interests are made by new and existing Members on November 1, 2005 and thereafter from time to time.

         Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Interests as of the first day of each calendar quarter, but is under no obligation to do so.

         2. OFFER TO REPURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $20 million of those outstanding Interests that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The repurchase price of an Interest tendered will be its net asset value on December 30, 2005 or, if the Offer is extended, on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. As of the close of business on August 31, 2005, the unaudited net asset value of an Interest corresponding to an initial capital contribution of $250,000 on the following closing dates of the Fund was as follows:

      If You Invested $250,000              Your Unaudited Net Asset Value As Of
      On The Following Closing Date         August 31, 2005 Would Be
      -----------------------------         ------------------------------------

      July 1, 2005                                       $255,274.82

      April 1, 2005                                      $254,473.19

      January 1, 2005                                    $255,057.71

      October 1, 2004                                    $266,853.87

      July 1, 2004                                       $267,985.06

      April 1, 2004                                      $265,452.14

      January 1, 2004                                    $273,636.53

      December 1, 2003                                   $278,342.75

         As of the close of business on August 31, 2005, there was approximately $245,962,324 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of the Fund on that date). Members may obtain monthly estimated net asset value information, which the Fund calculates based on the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting the Adviser at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

         3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for repurchase only a portion of such Member's Interest shall be required to maintain a capital account balance of $100,000 or more. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from such Member so that the required minimum balance is maintained. The Offer, which is being made to all Members, is conditioned on a minimum amount of $25,000 in Interests being tendered by the Member if the Member is tendering only a portion of an Interest for repurchase.

         If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20 million (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $20 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below.

         4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should either: (a) mail a completed and executed Letter of Transmittal to the Adviser, to the attention of Peggy Lynn, at the address set forth on page 2, or (b) fax a completed and executed Letter of Transmittal to the Adviser, also to the attention of Peggy Lynn, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by the Adviser, either by mail or by fax, no later than the Expiration Date.

         The Fund recommends that all documents be submitted to the Adviser via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Adviser must also send or deliver the original completed and executed Letter of Transmittal to the Adviser promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Adviser at the address or telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of the Adviser to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

         5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Member's Interest has not yet been accepted for repurchase by the Fund, at any time after December 12, 2005, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by the Adviser at the address or fax number set forth on page 2. A form to give notice of withdrawal of a tender is available by calling the Adviser at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

         6. REPURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Interests that are tendered as, if and when, it gives written notice to the tendering Member of its election to repurchase such Interest. As stated in Section 2 above, the repurchase price of an Interest tendered by any Member will be the net asset value thereof determined as of December 30, 2005, if the Offer expires on the Initial
Expiration Date, and otherwise the net asset value thereof as of the last business day of the month in which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

         Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for repurchase will be given a Note within ten calendar days of the acceptance of the Member's Interest for repurchase. The Note will be held for the Member in a special custody account with PFPC. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

         If a Member tenders its entire Interest, the Note will entitle the Member to receive an Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for repurchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a Contingent Payment equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for repurchase as of the Valuation Date, as it may be adjusted based on the next annual audit of the Fund's March 31, 2006, financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2006, the fiscal year end of the Fund.

         A Member that tenders for repurchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the portion of the Interest tendered by the Member that is accepted for repurchase by the Fund. Payment pursuant to the Note will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

         Although the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. In such event, the Fund would make such payment on a pro rata basis so that each Member would receive the same type of consideration.

         The Note pursuant to which Members will receive the Initial Payment and Contingent Payment (together, the "Payments") will be held in a special custody account with PFPC for the benefit of Members tendering Interests in the Fund. All payments due pursuant to the Note will also be deposited directly to the tendering Member's account at U.S. Trust if the Member has an account with U.S. Trust and will be subject upon withdrawal from such accounts to any fees that U.S. Trust would customarily assess upon the withdrawal of cash from such account. Those Members that do not have a U.S. Trust, account will receive any payments due under the Note through the mail at the address listed in the Fund's records unless the Fund is advised in writing of a change of address.

         It is expected that cash payments for Interests acquired pursuant to the Offer, which will not exceed $20 million (unless the Fund elects to repurchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund nor the Board of Managers nor the Adviser have determined at this time to borrow funds to repurchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the repurchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

         7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the repurchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last business day of the month in which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to repurchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

         The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to repurchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the State of Connecticut that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were repurchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to repurchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

         8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 225 High Ridge Road, Stamford, CT 06905 and the telephone number is (203) 352-4497. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

         Neither the Fund nor the Adviser nor the Board of Managers have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each calendar quarter and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser, except that, while candidates to fill a vacancy are being considered, Mr. Bailey is serving as an interim Manager until such vacancy is filled; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the repurchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

         Other than the acceptance of subscriptions for Interests on October 3, 2005, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager, or any person controlling the Fund or the Adviser.

         Based on August 31, 2005 estimated values, the following persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, held Interests:

             (i) Lee Gardella, a Senior Vice President of U.S. Trust and Co-Chief Executive Officer of the Fund, owns through the Lee Gardella, IRA $27,834.28 (less than 1%) of the outstanding Interests;

             (ii) James L. Bailey, the principal manager and Co-Chief Executive Officer of the Fund, and Chief Operating Officer of U.S. Trust, owns $218,908.78 (less than 1%) of the outstanding Interests;

             (iii) Kristina H. McDonough, a Managing Director of U.S. Trust, owns $111,337.10 (less than 1%) of the outstanding Interests;

         (1) None of the foregoing persons have decided to tender any of their Interests at this time.

         9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the repurchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Interests by the Fund pursuant to the Offer.

         In general, a Member from which an Interest is repurchased by the Fund will be treated as receiving a distribution from the Fund and will generally reduce (but not below zero) its adjusted tax basis in its Interest by the amount of cash and the fair market value of property distributed to such Member. Such Member generally will not recognize income or gain as a result of the repurchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the repurchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the repurchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest repurchased by the Fund for cash may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

         10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Adviser at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

         11. FINANCIAL INFORMATION. Reference is made to the following financial statements of the Fund which are incorporated herein by reference.

         Audited financial statements for the period from December 1, 2003 (commencement of operations) to March 31, 2004, previously filed on EDGAR on Form N-CSR on June 8, 2004; and

         Audited financial statements for fiscal year ended March 31, 2005, previously filed on EDGAR on Form N-CSR on June 8, 2005.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC

                         Tendered Pursuant to the Offer
                             Dated October 14, 2005



           ---------------------------------------------------------------
           /                                                             /
           /       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE           /
           /       AT, AND THIS LETTER OF TRANSMITTAL MUST BE            /
           / RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,      /
           /   ON THURSDAY, NOVEMBER 10, 2005, UNLESS THE OFFER IS       /
           /                        EXTENDED.                            /
           /                                                             /
           ---------------------------------------------------------------

        Complete this Letter of Transmittal and Return by Mail or Fax to:
                     U.S. Trust Hedge Fund Management, Inc.
                               225 High Ridge Road
                               Stamford, CT 06905

                                Attn: Peggy Lynn


                           For additional information:

                              Phone: (203) 352-4497

                               Fax:  (203) 352-4456

EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC - LETTER OF TRANSMITTAL


Ladies and Gentlemen:

         The undersigned hereby tenders to Excelsior Absolute Return Fund of Funds, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund (hereinafter the "Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to repurchase, dated October 14, 2005, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to repurchase any of the Interests in the Fund or portions thereof tendered hereby.

         A promissory note for the repurchase price will be deposited into a special custody account with PFPC Trust Company ("PFPC"). The initial payment of the repurchase price for the Interest or portion thereof tendered by the undersigned will be made by transfer of the funds to the undersigned's account at U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust"), or mailed to the address of record for the undersigned if the undersigned does not have a U.S. Trust account, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from a U.S. Trust account, U.S. Trust may subject such withdrawal to any fees that U.S. Trust would customarily assess upon the withdrawal of cash from such account.

         The promissory note will also reflect the contingent payment (the "Contingent Payment") portion of the repurchase price, if any, as described in
Section 6 of the Offer. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's account with U.S. Trust, or will be mailed to the undersigned if the undersigned does not have a U.S. Trust account. Upon a withdrawal of such cash from such account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account. The undersigned recognizes that the amount of the repurchase price for Interests will be based on the unaudited net asset value of the Fund, determined as of December 30, 2005 subject to an extension of the Offer as described in
Section 7. The Contingent Payment portion of the repurchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2006, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer, this tender is irrevocable.

EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC - LETTER OF TRANSMITTAL

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
U.S. Trust Hedge Fund Management, Inc., 225 High Ridge Rd., Stamford, CT 06905
Attn: Peggy Lynn. For additional information: Phone: (203) 352-4497
Fax: (203) 352-4456

PART 1.  NAME AND ADDRESS:

         Name of Member:
                          ------------------------------------------------------

         U.S. Trust Account #
                             --------------------------------------------------
         (where applicable)

         Social Security No.
         or Taxpayer
         Identification No.:
                                     ---------------------------------

         Telephone Number:           (            )
                                     ---------------------------------

PART 2.  AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING
         TENDERED:

 / / I would like to tender my entire limited liability company interest in the Fund.

 / / I would like to tender $_______________ of my limited liability company interest in the Fund. (Please note, the minimum tender is $25,000 and a minimum interest with a value of $100,000, or more must be maintained in the Fund (the "Required Minimum Balance").)*

 / / I would like to leave $_______________ of my limited liability company interest in the Fund, and tender any remaining balance. (Please note, the minimum tender is $25,000 and the Required Minimum Balance, or more must be maintained in the Fund).*

         *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be repurchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.  PAYMENT.

         CASH PAYMENT

         Cash payments will be deposited to the undersigned's account at U.S. Trust, or mailed to the address of record for the undersigned. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments deposited to the undersigned's account, upon a withdrawal of such cash payment from such account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

         PROMISSORY NOTE

         The promissory note reflecting both the initial and contingent payment portion of the repurchase price, if applicable, will be deposited into a special custody account with PFPC for the benefit of the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be deposited directly to

EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC - LETTER OF TRANSMITTAL


         the undersigned's account at U.S. Trust or mailed to the address of record for the undersigned and upon a withdrawal of such cash from a U.S. Trust account, U.S. Trust may impose such fees as it would customarily assess upon the withdrawal of cash from such account.


PART 4.   SIGNATURE(S).



/--------------------------------------------------------------------------------------------------/
/                                                 /                                                /
/ FOR INDIVIDUAL INVESTORS                        /     FOR OTHER INVESTORS:                       /
/ AND JOINT TENANTS:                              /                                                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Signature                                       /     Print Name of Investor                     /
/ (Signature of Owner(s) Exactly as Appeared      /                                                /
/  on Subscription Agreement)                     /                                                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Print Name of Investor                          /     Signature                                  /
/                                                 /     (Signature of Owner(s) Exactly as Appeared /
/                                                 /      on Subscription Agreement)                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Joint Tenant Signature if necessary             /     Print Name of Signatory and Title          /
/ (Signature of Owner(s) Exactly as Appeared      /                                                /
/  on Subscription Agreement)                     /                                                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Print Name of Joint Tenant                      /     Co-signatory if necessary                  /
/                                                 /     (Signature of Owner(s) Exactly as Appeared /
/                                                 /      on Subscription Agreement)                /
/                                                 /                                                /
/                                                 /                                                /
/                                                 /     -------------------------------------------/
/                                                 /     Print Name and Title of Co-signatory       /
/                                                 /                                                /
/--------------------------------------------------------------------------------------------------/

Date:
         ---------------------------

                                                 C-4

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC

                         Tendered Pursuant to the Offer
                             Dated October 14, 2005



        ----------------------------------------------------------------
        /                                                              /
        /          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE         /
        /           AT, AND THIS NOTICE OF WITHDRAWAL MUST BE          /
        / RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, / / ON THURSDAY, NOVEMBER 10, 2005, UNLESS THE OFFER IS /
        /                           EXTENDED.                          /
        ----------------------------------------------------------------


          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                     U.S. Trust Hedge Fund Management, Inc.
                               225 High Ridge Road
                               Stamford, CT 06905

                                Attn: Peggy Lynn


                           For additional information:

                              Phone: (203) 352-4497

                               Fax:  (203) 352-4456

EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC - NOTICE OF WITHDRAWAL


Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its limited liability company interest in Excelsior Absolute Return Fund of Funds, LLC (the "Fund"), or the tender of a portion of such interests, for repurchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

Such tender was in the amount of:

  / /    Entire limited liability company interest.

  / /    $________ of limited liability company interest.

  / /    The portion of limited liability company interest in excess $_________.

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be repurchased by the Fund upon expiration of the tender offer described above.

SIGNATURES(S).



/--------------------------------------------------------------------------------------------------/
/                                                 /                                                /
/ FOR INDIVIDUAL INVESTORS                        /     FOR OTHER INVESTORS:                       /
/ AND JOINT TENANTS:                              /                                                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Signature                                       /     Print Name of Investor                     /
/ (Signature of Owner(s) Exactly as Appeared      /                                                /
/  on Subscription Agreement)                     /                                                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Print Name of Investor                          /     Signature                                  /
/                                                 /     (Signature of Owner(s) Exactly as Appeared /
/                                                 /      on Subscription Agreement)                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Joint Tenant Signature if necessary             /     Print Name of Signatory and Title          /
/ (Signature of Owner(s) Exactly as Appeared      /                                                /
/  on Subscription Agreement)                     /                                                /
/                                                 /                                                /
/                                                 /                                                /
/ ------------------------------------------      /     ------------------------------------------ /
/ Print Name of Joint Tenant                      /     Co-signatory if necessary                  /
/                                                 /     (Signature of Owner(s) Exactly as Appeared /
/                                                 /      on Subscription Agreement)                /
/                                                 /                                                /
/                                                 /                                                /
/                                                 /     -------------------------------------------/
/                                                 /     Print Name and Title of Co-signatory       /
/                                                 /                                                /
/--------------------------------------------------------------------------------------------------/

Date:
         ---------------------------
                                                  D-2

                                    EXHIBIT E

                         Forms of letters from the Fund
          to Members in connection with acceptance of offers of tender

 [THIS LETTER IS SENT IF THE MEMBER TENDERED ITS ENTIRE INTEREST IN THE FUND.]



                                                   November 30, 2005


Dear Member:

         Excelsior Absolute Return Fund of Funds, LLC (the "Fund") has received and accepted for repurchase your tender of your limited liability company interest in the Fund ("Interest" or "Interests" as the context requires).

         Because you have tendered and the Fund has repurchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of December 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust") on January 30, 2006 or a check will be mailed to you on that date if you do not have a U.S. Trust account, unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

         The terms of the Note provide that a contingent payment representing the balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will also be deposited into your U.S. Trust account or will be mailed to you if you do not have a U.S. Trust account. We expect the audit to be completed by the end of May 2006.

         Should you have any questions, please feel free to contact the Fund's adviser, U.S. Trust Hedge Fund Management, Inc. at (203) 352-4497.

                                 Sincerely,



                                 Excelsior Absolute Return Fund of Funds, LLC

Enclosure

[THIS LETTER IS SENT IF THE MEMBER TENDERED A PORTION OF ITS INTEREST IN THE FUND.]



                                                    November 30, 2005


Dear Member:

         Excelsior Absolute Return Fund of Funds, LLC (the "Fund") has received and accepted for repurchase your tender of a portion of your limited liability company interest in the Fund ("Interest" or "Interests" as the context requires).

         Because you have tendered and the Fund has repurchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 100% of the repurchase price based on the unaudited net asset value of the Fund, determined as of December 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount will be deposited into your account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust") on January 30, 2005 or a check will be mailed to you on that date if you do not have a U.S. Trust account, unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.

         You remain a member of the Fund with respect to the portion of your Interest in the Fund that you did not tender.

         Should you have any questions, please feel free to contact the Fund's adviser, U.S. Trust Hedge Fund Management, Inc. at (203) 352-4497.

                                Sincerely,



                                Excelsior Absolute Return Fund of Funds, LLC

Enclosure

[THIS LETTER IS SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR ALL OF ITS INTEREST WHICH WAS REPURCHASED BY THE FUND.]



                                                January 30, 2006


Dear Member:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our repurchase of your interest in Excelsior Absolute Return Fund of Funds, LLC (the "Fund").

         Because you have tendered and the Fund has repurchased your entire investment, you have previously been paid a note entitling you to receive 95% of the repurchase price based on the unaudited net asset value of the Fund, determined as of January 30, 2006, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust") on January 30, 2006, if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

         The balance of the repurchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2006 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2006.

         Should you have any questions, please feel free to contact the Fund's adviser, U.S. Trust Hedge Fund Management, Inc. at (203) 352-4497.

                                 Sincerely,



                                 Excelsior Absolute Return Fund of Funds, LLC

Enclosure

[THIS LETTER IS SENT TO THE MEMBER WITH THE INITIAL PAYMENT FOR THE PORTION OF ITS INTEREST WHICH WAS REPURCHASED BY THE FUND.]



                                              January 30, 2006


Dear Member:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our repurchase of your interest in Excelsior Absolute Return Fund of Funds, LLC (the "Fund").

         Because you have tendered and the Fund has repurchased a portion of your investment, you have been paid 100% of the repurchase price based on the estimated unaudited net asset value of the Fund, determined as of June 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount is being deposited into your account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust") on January 30, 2006, if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

         Should you have any questions, please feel free to contact the Fund's adviser, U.S. Trust Hedge Fund Management, Inc. at (203) 352-4497.

                                 Sincerely,



                                 Excelsior Absolute Return Fund of Funds, LLC

Enclosure

[THIS LETTER IS SENT TO THE MEMBER WITH THE CONTINGENT PAYMENT FOR THE INTEREST REPURCHASED BY THE FUND.]

                                               June 6, 2006


Dear Member:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our repurchase of your interest in Excelsior Absolute Return Fund of Funds, LLC (the "Fund").

         Pursuant to the terms of the tender offer, the contingent payment is being deposited into your account with U.S. Trust Company, N.A. or an affiliate bank (collectively, "U.S. Trust") on June 9, 2006 if you have a U.S. Trust account. If you do not have a U.S. Trust account, a check is enclosed with this letter.

         Should you have any questions, please feel free to contact the Fund's adviser, U.S. Trust Hedge Fund Management, Inc. at (203) 352-4497.

                              Sincerely,



                              Excelsior Absolute Return Fund of Funds, LLC

Enclosure